United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Date: March 7, 2024

RE:	BitFuFu Inc.
Request to Withdrawal of Registration Statement on Form 20FR12B
Filed March 6, 2024
File No. 001-41972
CIK: 0001921158
Accession Number: 0001213900-24-020460

Dear Sir/Madam:

On behalf of BitFuFu Inc.(the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-referenced registration statement on Form 20FR12B, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was erroneously filed under the wrong SEC form type due to a clerical error by the commercial printer on March 6, 2024 under Accession Number 0001213900-24-020460.

The document has been resubmitted on EDGAR under the correct SEC form type. The Registrant confirms that no securities were sold in connection with the Registration Statement.

Thank you for your kind attention to this matter.

Very truly yours,

By:	/s/ Leo Lu
Name:	Leo Lu
Title:	Director